SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

12 May 2017

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1
Regulatory News Service Announcement, dated 12 May 2017

                re: Director/PDMR Shareholding

12 May 2017

LLOYDS BANKING GROUP PLC ('GROUP') - NOTIFICATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ('PDMRs') IN ORDINARY SHARES OF THE GROUP OF 10 PENCE EACH ('SHARES')

2017 Colleague Group Ownership Share award
As described in the 2016 Annual Report and Accounts, for the first time in 2017, all colleagues in the Group will receive an award of Shares valued at £200, which they will be required to hold for at least three years.

In this respect, the Group announces that on 10 May 2017 the following PDMRs each received an award of 289 Shares (for nil consideration).

Name(1)
António Horta-Osório
Juan Colombás
George Culmer
Andrew Bester
Karin Cook
Simon Davies
Antonio Lorenzo
Vim Maru
Zak Mian
David Oldfield
Matt Young

(1) The award is being delivered through the Lloyds Banking Share Incentive Plan ("SIP") and is based on a Share price of 69.03 pence being the closing Share price on the day prior to the date of award.

Monthly Partnership and Matching Shares
In respect of the monthly acquisition of Partnership Shares and award of Matching Shares under the SIP, made on 9 May 2017, details are provided below in respect of those PDMRs who are also participants in the SIP.

ENQUIRIES:

Investor Relations
Douglas Radcliffe
Group Investor Relations Director
Email: douglas.radcliffe@finance.lloydsbanking.com

Group Corporate Affairs
Matt Smith
Head of Corporate Media
Email: matt.smith@lloydsbanking.com

+44 (0) 20 7356 1571 +44 (0) 20 7356 3522

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	António Horta-Osório
2	Reason for the notification
a)	Position/status	Group Chief Executive
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares - in respect of the 2017 Colleague Group Ownership Share award under the Lloyds Banking Share Incentive Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	2017 Colleague Group Ownership Share award	GBP00.0000	289

d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	10 May 2017
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares - under the Lloyds Banking Share Incentive Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Partnership Shares	GBP00.6948	216
	Matching Award	GBP00.0000	64

d)	Aggregated information - Aggregated volume - Price	280 See 4(c)
e)	Date of the transaction	9 May 2017
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Juan Colombás
2	Reason for the notification
a)	Position/status	Chief Risk Officer
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares - in respect of the 2017 Colleague Group Ownership Share award under the Lloyds Banking Share Incentive Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	2017 Colleague Group Ownership Share award	GBP00.0000	289

d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	10 May 2017
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares - under the Lloyds Banking Share Incentive Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Partnership Shares	GBP00.6948	180
	Matching Award	GBP00.0000	64

d)	Aggregated information - Aggregated volume - Price	244 See 4(c)
e)	Date of the transaction	9 May 2017
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	George Culmer
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares - in respect of the 2017 Colleague Group Ownership Share award under the Lloyds Banking Share Incentive Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	2017 Colleague Group Ownership Share award	GBP00.0000	289

d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	10 May 2017
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares - under the Lloyds Banking Share Incentive Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Partnership Shares	GBP00.6948	180
	Matching Award	GBP00.0000	64

d)	Aggregated information - Aggregated volume - Price	244 See 4(c)
e)	Date of the transaction	9 May 2017
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Andrew Bester
2	Reason for the notification
a)	Position/status	Group Director & Chief Executive, Commercial Banking
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares - in respect of the 2017 Colleague Group Ownership Share award under the Lloyds Banking Share Incentive Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	2017 Colleague Group Ownership Share award	GBP00.0000	289

d)	Aggregated information - Aggregated volume - Price	N/A N/A
e)	Date of the transaction	10 May 2017
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Karin Cook
2	Reason for the notification
a)	Position/status	Group Director Operations
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares - in respect of the 2017 Colleague Group Ownership Share award under the Lloyds Banking Share Incentive Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	2017 Colleague Group Ownership Share award	GBP00.0000	289

d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	10 May 2017
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares - under the Lloyds Banking Share Incentive Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Partnership Shares	GBP00.6948	179
	Matching Award	GBP00.0000	64

d)	Aggregated information - Aggregated volume - Price	243 See 4(c)
e)	Date of the transaction	9 May 2017
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Simon Davies
2	Reason for the notification
a)	Position/status	Chief People, Legal and Strategy Officer
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares - in respect of the 2017 Colleague Group Ownership Share award under the Lloyds Banking Share Incentive Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	2017 Colleague Group Ownership Share award	GBP00.0000	289

d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	10 May 2017
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares - under the Lloyds Banking Share Incentive Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Partnership Shares	GBP00.6948	216
	Matching Award	GBP00.0000	64

d)	Aggregated information - Aggregated volume - Price	280 See 4(c)
e)	Date of the transaction	9 May 2017
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Antonio Lorenzo
2	Reason for the notification
a)	Position/status	Chief Executive, Scottish Widows and Group Director, Insurance
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares -in respect of the 2017 Colleague Group Ownership Share award under the Lloyds Banking Share Incentive Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	2017 Colleague Group Ownership Share award	GBP00.0000	289

d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	10 May 2017
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares - under the Lloyds Banking Share Incentive Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Partnership Shares	GBP00. 6948	216
	Matching Award	GBP00.0000	64

d)	Aggregated information - Aggregated volume - Price	280 See 4(c)
e)	Date of the transaction	9 May 2017
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Vim Maru
2	Reason for the notification
a)	Position/status	Group Director, Group Customer Products & Marketing
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares - in respect of the 2017 Colleague Group Ownership Share award under the Lloyds Banking Share Incentive Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	2017 Colleague Group Ownership Share award	GBP00.0000	289

d)	Aggregated information - Aggregated volume - Price	N/A N/A
e)	Date of the transaction	10 May 2017
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Zak Mian
2	Reason for the notification
a)	Position/status	Group Director, Digital & Transformation
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares - in respect of the 2017 Colleague Group Ownership Share award under the Lloyds Banking Share Incentive Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	2017 Colleague Group Ownership Share award	GBP00.0000	289

d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	10 May 2017
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares - under the Lloyds Banking Share Incentive Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Partnership Shares	GBP00.6948	43
	Matching Award	GBP00.0000	63

d)	Aggregated information - Aggregated volume - Price	106 See 4(c)
e)	Date of the transaction	9 May 2017
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	David Oldfield
2	Reason for the notification
a)	Position/status	Group Director, Retail and Consumer Finance
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares - in respect of the 2017 Colleague Group Ownership Share award under the Lloyds Banking Share Incentive Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	2017 Colleague Group Ownership Share award	GBP00.0000	289

d)	Aggregated information - Aggregated volume - Price	N/A N/A
e)	Date of the transaction	10 May 2017
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Matt Young
2	Reason for the notification
a)	Position/status	Group Corporate Affairs Director
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares - in respect of the 2017 Colleague Group Ownership Share award under the Lloyds Banking Share Incentive Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	2017 Colleague Group Ownership Share award	GBP00.0000	289

d)	Aggregated information - Aggregated volume - Price	N/A N/A
e)	Date of the transaction	10 May 2017
f)	Place of the transaction	Outside a trading venue

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 12 May 2017